FORESTERS LIFE INSURANCE AND ANNUITY COMPANY
FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE LIFE INSURANCE (SEPARATE ACCOUNT B)
THE INSURED SERIES POLICY, ISP CHOICE-WITH TWO PREMIUM PAYMENT PERIOD OPTIONS AND ISP CHOICE-WITH FOUR PREMIUM PAYMENT PERIOD OPTIONS AND
ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES PURSUANT TO
RULE 6e-2(b)(12)(ii)

This document summarizes the administrative procedures that Foresters Life Insurance and Annuity Company will follow in connection with the issuance of its Insured Series Policy (“ISP”), ISP Choice-With Two Premium Payment Period Options Policy (“ISPC-2”) and ISP Choice-With Four Premium Payment Period Options Policy (“ISPC-4”) (each, a “Policy”), the transfer of assets held under a Policy, and the redemption by Policyowners of their interests in a Policy.

Unless otherwise indicated, defined terms have the same meaning given to them in the ISP prospectus, ISPC-2 prospectus and ISPC-4 prospectus (each, a “Prospectus” and together, the “Prospectuses”).  All cross-references refer to sections of the Prospectuses containing additional information.

I. Issuance Procedures

A. Underwriting Standards and Premiums
Before issuing a Policy, FLIAC conducts underwriting to determine the proposed Insured’s insurability.  For ISPC-2 and ISPC-4, the premium payment period and Face Amount of insurance a Policyowner chooses dictates whether FLIAC will conduct standard underwriting or non-medical underwriting (see “Policy Application Process”).  Premiums for a Policy are determined by gender, the amount of insurance applied for, underwriting classification, frequency of premium payments and, for ISPC-2 and ISPC-4, the premium payment period one chooses.  There is an additional charge if Policyowners make premium payments on other than an annual basis (see “The Amount of Your Premiums” in ISP and “Premiums” in ISPC-2 and ISPC-4).

B. Initial Premium Payment
Initial premium payments are held in the General Account until a prospective Policyowner’s application is accepted (see “Policy Application Process”).

C. Right to Examine
Policyowners have time to review and cancel a Policy.  The length of time that a Policyowner has to cancel and the amount that he or she will receive upon cancellation varies by state.  At a minimum, Policyowners can cancel a Policy at any time within 45 days of completing Part I of the application or within 10 days after receipt.  Policyowners must return the Policy along with a written request for cancellation (see “Right to Examine” in ISP Prospectus, “Right to Cancel” in ISPC-4 Prospectus and “Right to Cancel” and “Appendix B” in ISPC-2 Prospectus).

II. Transfer Procedures

A. Transfers

Policyowners of ISP may transfer all or a portion of the value of their Subaccount between any two or more Subaccounts by providing FLIAC with written notice or via telephone.  Policyowners may reallocate the percentage allocations among Subaccounts twice each Policy year.  Policyowners may make reallocations only if: (i) they allocate the cash value to no more than five of the Subaccounts; and (ii) the allocation to any one Subaccount is not less than 10% of the cash value (see “Reallocating Your Cash Value Among Subaccounts” in ISP).

Policyowners of ISPC-2 and ISPC-4 may transfer all or a portion of the value of their Subaccount and Fixed Account between any two or more Subaccounts and the Fixed Account by providing FLIAC with written notice or via telephone.  There is a limit of six transfers between two or more Subaccounts in any twelve-month period and a limit of one transfer either to or from the Fixed Account in any twelve-month period.  FLIAC charges a $10 fee for transfers in excess of four per Policy Year (see “Transfer of Net Benefit Base” in ISPC-2 and ISPC-4).

B. Short Term and Excessive Trading
FLIAC limits the number of reallocations to two per Policy Year under ISP and six per Policy Year under ISPC-2 and ISPC-4 and monitors Subaccount reallocations to prevent Policyowners from exceeding the annual limit on reallocations (see “Limitations on Reallocations” in ISP and “Our Policies on Frequent Reallocations Among Subaccounts” in ISPC-2 and ISPC-4).

C. Processing Transactions
Transaction requests are processed as of the Business Day FLIAC receives them if they are received before 4 pm on that day otherwise they will be processed the next business day (see “Processing Transactions”).

III. Redemption Procedures

A. Surrenders, Partial Surrenders and Withdrawals for Cash Value
A Policyowner may surrender a Policy for the Cash Value less any outstanding Policy loans and loan interest at any time while the Insured is living.  The amount payable will be the Surrender Value that FLIAC next computes after it receives the surrender request at its Administrative Office.  A Policyowner may partially surrender a Policy on any Policy anniversary provided that the Policyowner (1) has no outstanding Policy loan and (2) has no overdue premiums (see “Policy Surrenders”).

B. Payment of Death Benefit
FLIAC will pay the death benefit to the named Beneficiary at the death of the insured.  The death benefit is the sum of the guaranteed minimum death benefit (which is a Policy’s Face Amount reduced for loans and partial surrenders), plus, if positive, a Variable Insurance Amount that is based upon the performance of the

Subaccounts selected and the amount credited to the Policyowner in the Fixed Account (see “The Death Benefit”).

C. Default and Reinstatement
A Policy is in default if a Policyowner does not pay any premium (after the first premium) when it is due.  There is a 31-day grace period during which a Policy continues in force (see “Default and Options on Default”).  If a Policy terminates, a Policyowner may apply for reinstatement within five years of termination of ISP or within three years of termination of ISPC-2 or ISPC-4.  A Policy that was surrendered for cash or for which the extended term insurance option was in effect may not be reinstated (see “Reinstatement”).

D. Right to Exchange
Policyowners may, under certain conditions, exchange a Policy for a permanent fixed-benefit life insurance policy.  Policyowners of the ISPC-2 Policy may only exchange the Policy if it was issued in the state of New York (see “Exchange Privilege” in ISP and “Right to Exchange Options” in ISPC-2 and ISPC-4).

E. Policy Loans and Repayment
Policyowners may borrow up to 75% of the Cash Value during the first three Policy Years and up to 90% of the Cash Value after the first three Policy Years if they assign the Policy to FLIAC as sole security.  Policyowners may repay all or a portion of the loan at any time while the Insured is living and the Policy is in force (see “Policy Loans”).

A Policyowner may elect in writing an automatic premium loan provision whereby any premium not paid before the end of the 31-day grace period is paid by an automatic loan against a Policy (see “Premium Loans to Pay Premiums”).

F. Payment and Deferment
FLIAC will usually pay the death benefit, Surrender Value or loan proceeds within seven days after it receives all required documentation.  However, FLIAC may delay payment if: (1) a recent payment by check has not yet cleared the bank (FLIAC will not wait more than 15 days for a check to clear); (2) FLIAC cannot determine the amount because the NYSE is closed for trading; or (3) the SEC determines that a state of emergency exists.  Under a Policy continued as paid-up or extended term insurance, FLIAC may defer the payment of the Surrender Value or loan proceeds for up to six months. If FLIAC postpones the payment more than 30 days, it will pay interest from the date of surrender to the date it makes payment (see “Payment and Deferment”).

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